UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period fromto

Commission file number 1-303

Harris Teeter Supermarkets, Inc. Retirement and Savings Plan
701 Crestdale Road

Matthews, North Carolina 28105

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedule Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and for the year ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

Participants of the Harris Teeter Supermarkets, Inc.

Retirement and Savings Plan and Retirement Plan

Committee of Harris Teeter Supermarkets, Inc.

Matthews, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United

States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2008.

Charlotte, North Carolina

June 26, 2026

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2025 and 2024

	2025	2024
ASSETS
Cash	$17,088	$3,897
Investment, at contract value	69,433,338	69,134,801
Investments, at fair value:
Mutual funds	1,596,107	150,559,075
Common collective trust funds	1,477,343,499	1,133,163,928
Kroger shares	14,884,550	14,991,270
	1,493,824,156	1,298,714,273
Receivables:
Participant contributions	2,632,044	2,415,718
Employer contributions	4,411,798	5,820,902
Notes receivable from participants	36,933,468	34,714,457
	43,977,310	42,951,077
Total Assets	1,607,251,892	1,410,804,048

LIABILITIES
Administrative expenses payable	44,949	25,005
NET ASSETS AVAILABLE FOR BENEFITS	$1,607,206,943	$1,410,779,043

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2025

Additions:
Investment income:
Net appreciation in fair value of investments	$225,419,390
Dividends	2,412,139
Net investment income	227,831,529

Interest income on notes receivable from participants	3,000,810

Contributions:
Participant	80,564,792
Employer	41,271,885
Total Contributions	121,836,677

Other income	15,055

Total Additions	352,684,071

Deductions:
Benefits paid to participants	154,213,316
Administrative expenses	2,042,855
Total Deductions	156,256,171

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	196,427,900

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	1,410,779,043

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$1,607,206,943

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A – DESCRIPTION OF THE PLAN

Harris Teeter Supermarkets, Inc. (the “Company”) is a wholly owned subsidiary of The Kroger Co. (“Kroger”). The Company is the sole member of Harris Teeter, LLC (the “Employer”) and sponsors the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”).

The following description of the Plan provides only general information. On December 31, 2023 the Plan was amended and restated, generally effective January 1, 2023. The common shares of Kroger are referred to as “Kroger Shares” herein. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Company sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company primarily for the benefit of employees of the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes or as Roth contributions). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $23,500 for 2025. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $7,500 for 2025. Effective January 1, 2025, eligible participants who attain age 60, 61, 62, or 63 during the taxable year may elect to make an enhanced catch-up contribution in accordance with the SECURE 2.0 Act. For the tax year ended December 31, 2025, this enhanced limit was $11,250. Participants may elect to make pre-tax and/or Roth contributions, subject to the aggregate limits stated above.

Contributions

The Plan includes Company matching contributions at a rate determined at the sole discretion of the Board of Directors of the Company or its delegate. The Company matching contributions are applicable to the first 5% of compensation contributed by eligible participants. The matching contributions are deposited with each payroll contribution.

For plan years beginning on or after January 1, 2023, in order to be eligible to share in the Automatic Retirement Contribution (“ARC”), the employee must have 60 or more Age and Service Points as of January 1, 2023, (ii) not be a highly compensated employee nor eligible to participate in the Harris Teeter Supermarkets, Inc. Flexible Deferral Plan during the plan year, (iii) complete at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and (iv) be continuously employed by the Company from January 1, 2023 through the last day of the plan year. If an employee is no longer employed on the last day of the plan year due to death, retirement on or after the age of 65, or termination on or after the age of 55 with combined age and service equal to or greater than 85, their beneficiary is eligible to share in the allocation of the contribution if all the above requirements are satisfied. This allocation is 1-2% of compensation, depending on age and service levels.

Participants may generally direct the investment of their contributions, the Company’s matching contributions, and their ARC from among various investment options offered by the Plan, including Kroger Shares, subject to certain limitations. In the event an effective investment direction is not made by the participant, and in the case of contributions made by or on behalf of a participant that, under the terms of the Plan, are to be invested in the Plan’s default investment, such contributions shall be invested in a default investment fund that meets the requirements of ERISA, Department of Labor Regulations and any other related regulations or similar guidance. During the reporting year, the Plan’s default investment fund was an age-appropriate retirement fund/trust based upon retirement at age 65. Participants may not direct more than 20% of their contributions into Kroger Shares. If participants direct more than 20% of their contributions into Kroger Shares, the excess will be invested in the Plan’s default investment. In addition, amounts may not be transferred from existing investment funds to Kroger Shares if the resulting amount of Kroger Shares exceeds 20% of the aggregate value of the participant’s account. Generally, a participant’s Kroger Shares account will be invested exclusively in Kroger Shares. The Company intends the Kroger Shares account to be a permanent investment fund unless the Company’s Retirement Plan Committee determines, in its sole discretion, that the continued holding or purchase of Kroger Shares would be inconsistent with ERISA.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, allocations of the Company’s contributions, plan earnings, benefit payments and allocations of administrative expenses and plan losses. Allocations of administrative expenses may be determined on a per participant basis or prorated across all participants’ investments based proportionately on each participant’s account balance, depending upon the category and nature of the expense. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments. The recordkeeping fee was $1,041,295 for the year ended December 31, 2025. The administrative fee credit was $15,055 for the year ended December 31, 2025. The administrative credits provided to eligible participants are shown as other income in the statement of changes in net assets available for benefits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon a bona fide termination of service from the Company, participants may receive the vested value of their account. In general (and except for certain distributions associated with the ARC which include an annuity purchase option), payment of any benefit is made in the form of a lump-sum payment, or the participant may elect partial or installment distributions, as outlined in the Plan document. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans, and withdrawal of Roth contributions plus earnings thereon, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions and ARC, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A year of service requires a minimum of 1,000 hours of service during the vesting computation period with the Company or an affiliate.

Forfeited Accounts

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contributions account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. Forfeitures utilized to offset Employer contributions totaled $6,862,135 during 2025. The forfeiture balance was $1,334,175 and $197,527 at December 31, 2025 and 2024, respectively.

Notes Receivable from Participants

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of (a) $50,000, reduced by the participant’s highest outstanding loan balance during the 12-month period ending on the day before the loan is made, (b) 50 percent of their vested account balance or (c) 100% of the participant’s vested account balance, excluding ARC, Roth and Merged ESOP subaccounts. Only one loan per year may be taken, and a participant may not apply for a loan if the participant has had a loan outstanding within the past thirty days. An additional loan may be permitted for the convenience of a participant by the Loan Administrator when errors in loan amortizations, loan administration or loan payment processing occur and the Loan Administrator or Plan sponsor is at least partly at fault. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Loans bear a fixed interest rate of one percent over the prime rate as listed in the Wall Street Journal on the last business day of the previous quarter.

Effective April 1, 2018, the interest rate for new loans will be the prime rate as published in the Wall Street Journal on the business day prior to the date the loan request is received, plus one percent. Interest on loans outstanding ranged from 4.25% to 9.5%, reflecting the change in interest rates during the life of the outstanding loans. Principal and interest is paid through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company, a wholly owned subsidiary of T. Rowe Price Associates, Inc. (the “Trustee”), Plan investments are reported at fair value. Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document and the loan policy.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include Trustee, investment consulting, record-keeping, legal, and auditing expenses related to the Plan. There is also a quarterly administrative credit provided to eligible participants based upon the amount the Plan’s recordkeeper receives for administrative services from certain of the Plan’s investments which is more fully described in the “Participant Accounts” section under NOTE A - DESCRIPTION OF THE PLAN, above.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – FAIR VALUE MEASUREMENTS

“Accounting Standards Codification” (“ASC”) Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 –

Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –

Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Kroger Shares

This investment is valued at the closing price reported on the active market on which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds

These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trust Funds have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the hierarchy table.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2025 and 2024.

The following table sets forth by level, within the fair value hierarchy, the plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024.

As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,596,107	$—	$—	$1,596,107
Kroger Shares	14,884,550	—	—	14,884,550
Total investments in fair value hierarchy	$16,480,657	$—	$—	$16,480,657
Investments measured at NAV				1,477,343,499
Total investments at fair value				$1,493,824,156

As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$150,559,075	$—	$—	$150,559,075
Kroger Shares	14,991,270	—	—	14,991,270
Total investments in fair value hierarchy	$165,550,345	$—	$—	$165,550,345
Investments measured at NAV				1,133,163,928
Total investments at fair value				$1,298,714,273

Fair Value Estimated Using NAV per Share

The following table at December 31, 2025 and 2024 sets forth a summary of the Plan’s investments with a reported estimated fair value using NAV per share:

	Fair Value at	Fair Value at			Other	Redemption
	December 31,	December 31,	Unfunded	Redemption	Redemption	Notice
	2025	2024	Commitment	Frequency	Restrictions	Period
TRP Retirement Blend 2005	$3,177,238	$3,085,870	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2010	$4,690,958	$4,514,315	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2015	$12,567,771	$12,017,921	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2020	$46,176,149	$45,819,376	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2025	$113,521,310	$112,810,720	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2030	$185,200,542	$166,716,462	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2035	$177,346,219	$147,935,615	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2040	$168,283,839	$143,574,054	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2045	$150,955,908	$124,648,029	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2050	$99,703,487	$80,164,573	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2055	$103,550,579	$83,861,395	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2060	$60,403,322	$46,893,925	$0	Daily	None	30-day advance written notice
TRP Retirement Blend 2065	$43,240,996	$26,564,109	$0	Daily	None	30-day advance written notice
Retirement Blend 2020 Trust	$0	$237	$0	Daily	None	30-day advance written notice
EARNEST SMID Cap Core Class I	$18,452,903	$19,932,404	$0	Daily	None	None noted
GMO Quality An	$150,128,383	$0	$0	Daily	None	None noted
Harding Loevner Intl Eq	$20,764,461	$17,165,801	$0	Daily	None	None noted
Loomis Sayles Core Plus Fixed Income	$15,431,782	$15,057,136	$0	Daily	None	None noted
State Street Global All Cap Eq ex-US	$6,596,685	$2,043,571	$0	Daily	None	“as of” basis
State Street SMMID Cap Index Class II	$6,614,629	$4,352,110	$0	Daily	None	“as of” basis
State Street S&P 500 Index	$84,228,565	$70,737,211	$0	Daily	None	“as of” basis
State Street US Bond Index	$6,307,773	$5,269,094	$0	Daily	None	“as of” basis

NOTE D – STABLE VALUE FUND

The Stable Value Fund is a collective trust fund sponsored by T. Rowe Price Associates, Inc. Each investor’s beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the NAV per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (“GICs”) issued by insurance companies; investment contracts issued by banks (“BICs”); structured or synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts; and other similar instruments that are intended to maintain a constant NAV while permitting participant initiated, benefit- responsive withdrawals for certain events.

The Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdrawals, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

All investment contracts held by the Stable Value Fund are effected directly between the trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the Plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the Plan.

NOTE E – INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 21, 2017, that, in the opinion of the IRS, the terms of the Plan conform to the requirements of Code Section 401(a) of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since the effective date of the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any tax periods in progress.

NOTE F – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $1,596,107 and $422,511 at December 31, 2025 and 2024, respectively, common collective trust funds with a fair value of $1,168,818,318 and

$998,606,601 at December 31, 2025 and 2024, respectively, and a fully benefit-responsive investment contract with a contract value of $69,433,338 and $69,134,801 at December 31, 2025 and 2024, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. There are additional fees paid by the Plan to parties-in-interest for investment management and other services, which are included in the net appreciation/depreciation and/or administrative expenses reported in the statement of changes in net assets available for benefits.

At December 31, 2025, the Plan held 238,229 Kroger Shares with a fair value of $14,884,550.

At December 31, 2024, the Plan held 245,156 Kroger Shares with a fair value of $14,991,270.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued. The Company has determined there are no other material subsequent events which require adjustment to or additional disclosure in the Plan’s financial statements.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$1,607,206,943	$1,410,779,043
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(2,326,458)	(4,427,842)
Net assets available for benefits per the Form 5500	$1,604,880,485	$1,406,351,201

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2025:

Net change in net assets available for benefits per the financial statements	$196,427,900
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,427,842
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,326,458)
Net income per the Form 5500	$198,529,284

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER: 56-0905940

PLAN NUMBER: 003

December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value
FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund	69,433,338		$69,433,338
					$69,433,338
MUTUAL FUNDS
*	T. Rowe Price Associates, Inc.	Government Money I	1,596,107		$1,596,107
Total Mutual Funds					$1,596,107
COMMON COLLECTIVE TRUST FUNDS, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Retirement Blend 2005	201,346		$3,177,238
*	T. Rowe Price Associates, Inc.	Retirement Blend 2010	290,282		4,690,958
*	T. Rowe Price Associates, Inc.	Retirement Blend 2015	762,145		12,567,771
*	T. Rowe Price Associates, Inc.	Retirement Blend 2020	2,737,175		46,176,149
*	T. Rowe Price Associates, Inc.	Retirement Blend 2025	6,479,527		113,521,310
*	T. Rowe Price Associates, Inc.	Retirement Blend 2030	10,032,532		185,200,542
*	T. Rowe Price Associates, Inc.	Retirement Blend 2035	9,057,519		177,346,219
*	T. Rowe Price Associates, Inc.	Retirement Blend 2040	8,185,012		168,283,839
*	T. Rowe Price Associates, Inc.	Retirement Blend 2045	7,087,132		150,955,908
*	T. Rowe Price Associates, Inc.	Retirement Blend 2050	4,646,015		99,703,487
*	T. Rowe Price Associates, Inc.	Retirement Blend 2055	4,814,067		103,550,579
*	T. Rowe Price Associates, Inc.	Retirement Blend 2060	2,667,991		60,403,322
*	T. Rowe Price Associates, Inc.	Retirement Blend 2065	2,365,481		43,240,996
	EARNEST	SMID Cap Core Class I Fund	1,051,447		18,452,903
	GMO	Quality R6 Fund	12,473,486		150,128,383
	Harding Loevner	International Equity Fund	1,628,585		20,764,461
	Loomis Sayles	Core Plus Fixed Income Fund	846,041		15,431,782
	State Street	Global All Cap Equity ex-US ID Fund	355,291		6,596,685
	State Street	SMMID Cap Index Class II Fund	318,685		6,614,629
	State Street	S&P 500 Index Fund	2,761,411		84,228,565
	State Street	US Bond Index Fund	546,601		6,307,773
		Total Common Collective Trust Funds			$1,477,343,499
		COMMON STOCK
*	The Kroger Co.	Kroger Shares	238,229		$14,884,550
		PARTICIPANT LOANS***
*	Participant Loans***	Interest rates ranging from 4.25% to 9.5%, maturing through September 2040.

					$36,933,468

					$1,600,190,962

*	Party-in-Interest to the Plan
**	Cost information omitted for participant directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

	By:	Harris Teeter Supermarkets, Inc., as Plan Sponsor

/s/ Scott Nations

Date: June 26, 2026	By:	Vice President

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm